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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sphinx Trading, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Poston (312) 692-5078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Poston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sphinx Trading, LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Review Report of Independent Reg. Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

The Partners
Sphinx Trading, LP
Chicago, IL

We have audited the accompanying statement of financial condition of Sphinx Trading, LP (the Company), an Illinois Limited Partnership, as of December 31, 2016, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Sphinx Trading, LP as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 24, 2017

SPHINX TRADING, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	52,367
Securities and derivatives owned, at fair value		18,447,036
Due from clearing broker, net		4,545,255
Dividends receivable, net		17,967
Other		36,783
	$	23,099,408

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Securities and derivatives sold, not yet purchased, at fair value	$	13,353,075
Accounts payable and accrued expenses		97,238
		13,450,313
Partners' capital		9,649,095
	$	23,099,408

See Notes to Statement of Financial Condition.

1. Organization:

Sphinx Trading, LP (the Company) is a partnership organized under the laws of the State of Illinois. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, with business operations consisting of proprietary trading, primarily in U.S. exchange-traded securities and derivative financial instruments. All of the Company's transactions are cleared by another broker-dealer. The general partner is Oakmont LLC, and the Company's term is to continue through December 31, 2020. The Company is a member of the Chicago Board Options Exchange.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2016, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

Securities and derivative transactions are recorded on a trade-date basis. All positions in securities and derivatives are stated at fair value. See Notes 4 and 5.

Dividends are generally recognized on the ex-dividend date. Interest income is recognized on an accrual basis. At December 31, 2016, the Company had gross dividends receivable of $22,076 and gross dividends payable of $4,109.

Other assets include a Class B limited partnership interest which represents an ownership interest in the Company's clearing broker. As such, the interest is not readily marketable, and is carried at its original cost of $10,000.

The Company is not liable for federal income taxes, as the partners recognize their respective shares of income or loss in their individual tax returns. For 2016, the Company was exempt from Illinois Replacement Tax since it qualified as an Investment Partnership. Accordingly, no provision for income taxes has been made in the statement of financial condition.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to

2. Significant Accounting Policies - continued:

be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would result in the recording of a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2016, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2013.

Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker. See Note 3.

Management has evaluated subsequent events through February 24, 2017, the date on which the statement of financial condition was available to be issued. See Note 11.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker and open trade equity on futures contracts. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2016 consist of the following:

	Receivable (Payable)
Cash/margin accounts at clearing broker	$ 5,052,505
Futures open trade equity	(507,250)
Total	$ 4,545,255

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. These financial instruments generally include exchange-traded options contracts, futures contracts, and options on futures contracts. The Company's derivative activities were limited to those involving equity and index options. The Company uses derivative financial instruments as part of its trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to the statement of financial condition.

At December 31, 2016, the Company's derivative activities had the following impact on the statement of financial condition:

4. Derivative Financial Instruments – continued:

	Fair Value
Payable to clearing broker:	
Futures open trade equity – equity index	$ 507,250
Derivatives owned:	
Equity and index options	$ 6,017220
Derivatives sold, not yet purchased:	
Equity and index options	$ 3,922,572

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, value of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

5. Fair Value of Financial Instruments – continued:

- **Level 3**. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Equity and debt securities owned	$12,429,816	$ -	$ -	$ 12,429,816
Equity options owned	6,017,220	-	-	6,017,220
Due to clearing broker: Futures open trade equity	507,250	-	-	507,250
Equity securities sold, not yet purchased	9,430,503	-	-	9,430,503
Equity options sold, not yet purchased	3,922,572	-	-	3,922,572

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy.

As of December 31, 2016, securities and derivatives owned and securities and derivatives sold, not yet purchased, which trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency, are classified within Level 1 of the fair value hierarchy. Assets that had been classified within Level 3 of the fair value hierarchy represented convertible notes which had been valued using the income approach method at December 31, 2015. See Note 8.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

5. Fair Value of Financial Instruments – continued:

	Beginning Balance	Amount Converted to Stock During the Year	Ending Balance
Convertible Notes:	$749,969	$(749,969)	$0

6. Guarantees:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Certain guarantees are entered into with service providers, such as clearing and custody agents, mainly Goldman, Sachs & Co. (GSCO), against specified potential losses in connection with their acting as agent for the Company and its affiliates. Equitec Proprietary Markets, LLC, and affiliate, has entered into a guarantee contract with GSCO guaranteeing $2,000,000 in losses of the Company.

7. Financial Instruments with Off-Balance Sheet Risk:

In connection with its proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivatives and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

7. Financial Instruments with Off-Balance Sheet Risk - continued:

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2016 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2016.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The majority of the Company's trades were cleared through Goldman Sachs & Company, the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Long-Term Notes Receivable:

Included in securities and derivatives owned at December 31, 2015 were long-term notes receivable with a face value of $2,499,000 (fair value $749,969) that bore interest at 7 percent, compounded quarterly, with a maturity date of March 5, 2020. During 2016, the Company converted the entire face value of the note plus interest into unrestricted shares of the stock of the issuer, CADIZ Inc. See Note 5.

9. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $6,568,493, which was $6,468,493 in excess of its required net capital.

10. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition.

11. Subsequent Events:

Subsequent to December 31, 2016, the Company received capital contributions of $20,200 and had withdrawals of $60,000.

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

The Partners
Sphinx Trading, LP
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3 in which: (1) Sphinx Trading, LP (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 24, 2017

Sphinx Trading, LP
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Drive.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Sphinx Trading, LP (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016 without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Cheryl Poston, CFO

Sphinx Trading, LP

February 24, 2017